UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FVCBankcorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

36120Q101
(CUSIP Number)

Beth A. Freedman, PC Silver, Freedman, Taff & Tiernan LLP 3299 K Street, NW, Suite 100 Washington, DC 20007 (202) 295-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36120Q101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Morton A. Bender

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
748,327

	8	SHARED VOTING POWER
1,433

	9	SOLE DISPOSITIVE POWER
748,327

	10	SHARED DISPOSITIVE POWER
748,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
749,760

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 36120Q101

Item 1.  Security and Issuer.

This report relates to the common stock $0.01 par value, of FVCBankcorp, Inc. (the "Company"), a Virginia corporation, the principal office of which is located at 11325 Random Hills Road, Suite 240, Fairfax, Virginia 22030.

Item 2.  Identity and Background.

(a)	This statement is being filed by Morton A. Bender with respect to the shares of common stock beneficially owned by Mr. Bender.
(b)	Mr. Bender's address is 2838 McGill Terrace, Washington, D.C. 20008
(c)	Mr. Bender's present principal occupation is as a private investor.
(d)	Mr. Bender is a citizen of the United States.
(e)	Mr. Bender has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.
(f)
Mr. Bender has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All the shares beneficially owned by Mr. Bender or his spouse were accrued in connection with the merger of Colombo Bank with and into FVCBank, the wholly owned subsidiary of the Issuer on October 12, 2018, as part of the consideration paid to Mr. Bender and his spouse pursuant to the Merger Agreement for the shares of Colombo Bank, owned by him and his spouse immediately prior to the merger (the remaining consideration was paid in cash), representing 5.85% of the outstanding shares. Mr. Bender was appointed a director of the Issuer effective upon completion of the merger on October 12, 2018.

Item 4. Purpose of Transaction.

As indicated in Item 3 of this statement, 749,760 of the shares of Common Stock beneficially owned by Mr. Bender were acquired by him in connection with the merger of Colombo Bank with and into the Issuer.  Mr. Bender may, from time to time, depending upon market conditions and other considerations, purchase additional shares of Common Stock or dispose of shares of Common Stock. Other than as may from time to time arise in his capacity as a director of the Issuer, Mr. Bender has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date of this filing,  the reporting person beneficially owns an aggregate of 749,760 shares of common stock percentage 5.85%.

CUSIP No. 36120Q101

(b)           The reporting person possesses sole power to vote and dispose of: an aggregate of 748,327 shares of common stock.

The reporting person possesses shared power to vote/dispose of 1,433 shares of common stock (reflecting shares owned by his spouse).

Set forth below is information regarding the persons with whom the reporting person shares voting or dispositive power:

Grace Bender, a citizen of the United States, is the reporting person's spouse.  She is not employed.  Her contact address is 2838 McGill Terrace, N.W., Washington, D.C. 20008.  Mrs. Bender has delegated to the reporting person authority to vote all shares of Company common stock held in her name.  Mrs. Bender has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. Mrs. Bender has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)          During the sixty days immediately preceding the date of this filing, no purchases attributable to the reporting person were effected in the Company's common stock.

(d)           The respective owners of shares which the reporting person is deemed to beneficially own, have the right to receive or direct the receipt of all dividends in respect of, or proceeds of the sale of, all shares owned by such persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

Item 7.  Material to be Filed as Exhibits.

None.

[Remainder of page intentionally blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2018

By:	/s/ Morton A. Bender
Name: Morton A. Bender

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